UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended October 7, 2020
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 0-12508

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

DNB FIRST 401(k) RETIREMENT PLAN
800 Philadelphia Street
Indiana, Pennsylvania 15701

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, Pennsylvania 15701

DNB FIRST 401(k) RETIREMENT PLAN
For the Period Ended October 7, 2020 and the Year ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator
of the DNB First 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits in liquidation of the DNB First 401(k) Retirement Plan (the “Plan”) as of October 7, 2020 and December 31, 2019 and the related statements of changes in net assets available for benefits in liquidation for the period from January 1, 2020 to October 7, 2020 and for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits in liquidation of the Plan as of October 7, 2020 and December 31, 2019, and the changes in net assets available for benefits in liquidation for the period from January 1, 2020 to October 7, 2020 and for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 2 to the financial statements, the board of directors of DNB First National Association, the predecessor to S&T Bank as plan sponsor, terminated the Plan on November 29, 2019 and a plan of liquidation was approved. As a result, the Plan has changed its basis of accounting for periods subsequent to December 31, 2018 from the going concern-basis to the liquidation basis of accounting.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error of fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

We have served as the Plan’s auditor since 2004.

West Chester, Pennsylvania
April 2, 2021

DNB FIRST 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	October 7, 2020 (In Liquidation)	December 31, 2019 (In Liquidation)
Assets:
Cash	$—	$42,310
Receivables:
Dividends receivable	—	54,807
Total receivables	—	54,807
Investments:
Short-term investment funds	—	838,286
Mutual funds	—	7,567,128
Company stock	—	5,669,528
Total investments	—	14,074,942

Total Assets	—	14,172,059

Liabilities:
Accrued expenses	—	11,655
Total liabilities	—	11,655

Net assets available for benefits	$—	$14,160,404
See accompanying notes to the financial statements.

DNB FIRST 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Period Ending October 7, 2020 (In Liquidation)	For the Year Ended December 31, 2019 (In Liquidation)
Additions
Contributions:
Employer	$—	$354,826
Employee-payroll	—	873,364
Employee-rollover	—	25,667
	—	1,253,857

Investment income:
Dividends	23,507	326,380
Net appreciation in fair value of investments	—	4,124,902
	23,507	4,451,282
Total Additions	23,507	5,705,139

Deductions
Net depreciation in fair value of investments	(1,901,047)	—
Distributions to participants	(12,268,934)	(3,331,262)
Investment expenses	(13,930)	(39,634)
Total Deductions	(14,183,911)	(3,370,896)

Net (decrease) increase	(14,160,404)	2,334,243
Net assets available for benefits at beginning of year	14,160,404	11,826,161
Net assets available for benefits at end of year	$—	$14,160,404
See accompanying notes to the financial statements.

DNB FIRST 401(k) RETIREMENT PLAN
Notes to Financial Statements
For the Period Ended October 7, 2020 and the Year ended December 31, 2019

1.	Description of the Plan

The following description of the DNB First 401(k) Retirement Plan (the "Plan") provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Plan Document, which can be obtained from S&T Bank ("S&T" or the "Plan Sponsor").

General. The Plan is a defined contribution plan that covers employees employed by DNB First National Association ("DNB"). Those employees eligible to participate in the Plan became eligible immediately when employment began. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Termination. On June 5, 2019, the parent companies of S&T and DNB entered into a definitive merger agreement (the "Merger Agreement”). The merger was completed on November 30, 2019. Immediately following the merger of the parent companies, DNB merged with and into S&T, with S&T as the surviving entity.

Per the terms of the Merger Agreement, the DNB Board of Directors adopted a resolution effective November 29, 2019 to terminate the Plan. Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan. Existing DNB employees who became S&T employees were eligible to participate in the Thrift Plan for Employees of S&T Bank on December 1, 2019. S&T succeeded DNB as Plan Sponsor. The IRS issued a favorable determination letter on April 9, 2020. Additional information about the termination is further described in Notes 4 and 9.

Contributions. Prior to the termination, the Plan allowed participants to contribute an amount up to 100% of eligible pre-tax annual compensation each year. For 2019, this was limited to $19,000, excluding rollover contributions and catch-up contributions, as defined by the IRS. Plan provisions provided for an automatic elective deferral contribution feature and an automatic deferral escalation of 1% of eligible compensation per plan year for those participants who had elected to defer between 0% and 9% of eligible compensation. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. DNB had the discretion to match contributions each year. In 2019, DNB did not make any matching contributions. The Plan also allowed DNB to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2019. Qualified non-elective contributions (“QNEC”) for 2019 were $354,826. Participants were not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions. All qualified non-elective contributions were invested in the common stock of DNB Financial Corporation (the "Parent Company").

Vesting. Participants were 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants were 100% vested in additional discretionary contributions made by the Company after three years of vested service. Effective January 1, 2017, participants who completed an hour of service on or after January 1, 2017 became 100% vested in employer profit sharing contributions. All other participants remained on the three-year cliff vesting schedule. Pursuant to the termination of the Plan, however, participants were 100% vested in their account balances.

Participant Accounts. Each participant's account was credited with the participant's contributions and allocations of (a) DNB's contributions and (b) Plan earnings, and was charged with an allocation of administrative expenses and Plan losses. Allocation of expenses were based on participant earnings or account balances, as defined.

Participant Loans. The Plan did not allow Participants to borrow from their fund accounts.

Payment of Benefits. In general, amounts held in the participant’s account were not distributable until the participant terminated employment, reached age 59-1/2, dies or became permanently disabled. At that time, the participant could receive a lump-sum amount equal to the vested value of his or her account. Participants could also withdraw funds in certain situations. However, upon receipt of the favorable determination letter from the IRS for the termination of the Plan, all participants were required to take total distributions of their accounts within 45 days of the Plan Sponsor providing notice of the favorable determination letter.

As of December 31, 2019, $4,125,788 of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company but had not been disbursed. All participant balances have been disbursed as of October 7, 2020.

Forfeited Accounts. Forfeited accounts were used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company. During 2020 and 2019, forfeited accounts of $14 and $1,906, respectively, were used to pay Plan expenses. There were $0 and $14 of forfeited accounts available for use at October 7, 2020 and December 31, 2019, respectively.

Administrative Expenses. Each participant's account was charged with an allocation of certain administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined.

2.	Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation. The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States. Effective November 29, 2019, the DNB Board of Directors adopted a resolution to terminate the Plan. As a result, the Plan's financial statements as of October 7, 2020 and December 31, 2019 and for the period and the year, respectively, then ended have been prepared on the liquidation basis, in accordance with U.S. GAAP. This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets is reasonably determinable. Under the liquidation basis of accounting, assets are stated at their estimated net realized cash value and liabilities are stated at their anticipated settlement amounts. The estimated net realizable cash value for investments as of December 31, 2019 would be fair value. There were no material changes to the 2020 and 2019 financial statements as a result of the change under the liquidation basis of accounting.

Use of Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value (see Note 7), with the exception of the Morley Stable Value Fund, which is discussed separately below. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Collective Investment Fund. On August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (UBTC) and began investing in the Morley Stable Value Fund, a collective investment fund. The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at net asset value (NAV). NAV represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. NAV is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee. The statement of changes in net assets available for Plan benefits is prepared on a NAV basis. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at NAV.

The gross crediting interest rate for the Morley Stable Value fund was 0.00% and 2.23% for the period ended and year ended October 7, 2020 and December 31, 2019, respectively.

Payments of Benefits. Benefits were recorded when paid.

New Accounting Pronouncement. In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of Accounting Standards Codification (“ASC”) 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan management evaluated the impact of the ASU on the financial statements and does not consider the adoption to have a material impact.

3.	Transactions with Parties-in-Interest

Newport Trust Company (“Newport Trust”) was the Trustee for all Plan investments. Newport Group Retirement Plan Services (“Newport”) was the Plan’s administrator and record-keeper; however, the Plan Sponsor retains primary responsibility for administration. The Plan’s investments included mutual and money market funds, collective investment funds, and S&T Common Stock. Newport and Newport Trust and its affiliates were parties-in-interest to the Plan. S&T Bancorp, Inc. was also a party-in-interest to the Plan.

At December 31, 2019, the Plan held company common stock valued at $5,669,528. Pursuant to the Merger Agreement, all outstanding shares of DNB Financial Corporation common stock were exchanged for S&T Common Stock and cash as of the effective time of the merger and as provided in the terms of the Merger Agreement, including shares of DNB Financial Corporation common stock held in the Plan. Accordingly as of such date, the Plan’s holdings of DNB Financial Corporation common shares were converted to shares of S&T Common Stock.

4.	Income Tax Status

The Plan is currently evidenced by a prototype document sponsored by Newport. Newport has received a determination letter dated March 31, 2014 from the IRS stating that the prototype document complies with Section 401(a) of the Internal Revenue Code. The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport. The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On April 9, 2020, the IRS issued a favorable determination letter that the termination of the Plan does not affect its qualified status.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 7, 2020, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

5.	Investments

During 2020 and 2019, the Plan's investments, including investments bought, sold, as well as held during the year, appreciated/(depreciated) in fair value by ($1,877,540) and $4,451,282, respectively. The net (depreciation)/appreciation in fair value, excluding dividends, interest and other investment income, for the period ending October 7, 2020 and the year ending December 31, 2019 was ($1,901,047) and $4,124,902, respectively.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	Administrative Expenses

The Company may pay certain administrative expenses and consulting expenses of the Plan. All investment and related expenses are paid from the net assets of the Plan. Administrative and consulting expenses of $13,930 and $39,634 were incurred to parties-in-interest during 2020 and 2019, respectively. Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

7.	Fair Value Market Measurements

The Plan followed ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.

•Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.
•Common stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.
•Collective investment funds: The Morley Stable Value Fund is valued based on the reported NAV. The NAV is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Plan followed ASC (Topic 962): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures and Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient.

The Fair Value of the Plan's assets by asset category are as follows:

October 7, 2020

	Total	Level 1	Level 2	Level 3
Mutual funds	$—	$—	$—	$—
Company Stock	—	—	—	—
Total investments in the fair
value hierarchy	$—	$—	$—	$—

Investments measured at net asset value (1)	—

Total investments measured at fair value	$—

December 31, 2019

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 7,567,128	$ 7,567,128	$—	$—
Company Stock	5,669,528	5,669,528	—	—
Total investments in the fair
value hierarchy	$ 13,236,656	$ 13,236,656	$—	$—
Investments measured at net asset value (1)	838,286

Total investments measured at fair value	$ 14,074,942

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following table summarizes investments measured at fair value based on net asset value per share at October 7, 2020 and December 31, 2019, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (Plan Level)
October 7, 2020 Morley Stable Value Collective Investment Fund	$—	N/A	30 days for non-competing options	12 months(1)
December 31, 2019 Morley Stable Value Collective Investment Fund	$838,286	N/A	30 days for non-competing options	12 months

(1) The Plan received a waiver of the 12-month redemption notice period, and approved to liquidate on June 1, 2020.

8.	Reconciliation to Form 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the period ending October 7, 2020 and the year ended December 31, 2019:

	October 7, 2020	2019
Net Assets Available for Benefits - per the Financial Statements	$—	$14,160,404
Less: Dividend Receivable	—	(54,807)
Plus: Accrued Expenses	—	11,655
Net Assets Available for Benefits - per the Form 5500	$—	$14,117,252

Total Additions to Net Assets - per the Financial Statements	$23,507	$5,705,139
Net Depreciation Included in Deductions	(1,901,047)	—
Adjustment: Change in Employer Contribution Receivable	—	106,909
Adjustment: Change in Dividend Receivable	54,807	(54,807)
Total Income - per the Form 5500	$(1,822,733)	$5,757,241

Total Deductions to Net Assets - per the Financial Statements	$14,183,911	$3,370,896
Net Depreciation Included in Deductions	(1,901,047)	—
Adjustment: Change in Accrued Expenses	11,655	(4,889)
Total Expenses - per the Form 5500	$12,294,519	$3,366,007

9.	Termination
On November 30, 2019, S&T Bancorp, Inc., the holding company for S&T, acquired DNB Financial Corporation, the holding company for DNB, in an all-stock transaction. DNB Financial Corporation's shareholders received 1.22 shares of S&T common stock for each share of the DNB Financial Corporation stock.

Pursuant to the Merger Agreement, the board of directors of DNB adopted a resolution to terminate the Plan, effective November 29, 2019. As permitted by the Merger Agreement, the Plan distributed assets to the participants as soon as practicable following receipt of the favorable determination letter from the IRS on the termination of Plan. The final distribution from the Plan were made on October 7, 2020. To the extent permitted by the S&T Thrift Plan, employees who were actively employed as of the date immediately following the receipt of the IRS favorable determination letter were permitted to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Plan to the S&T Thrift Plan.

The Plan Sponsor received a favorable IRS determination letter dated April 9, 2020 for the termination of the Plan. The participants were notified by letter to inform the Plan Administrator of their form of distribution by May 31, 2020. The Plan balances for participants who do not respond were transferred to a default Individual Retirement Account.

10.	Subsequent Events
Subsequent events are defined as events or transactions that occur after the statement of net assets available for benefits date, but before the financial statements are issued or are available to be issued. The Plan’s management has evaluated subsequent events through April 2, 2021, the date on which the financial statements were issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements.

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DNB First 401(k) Retirement Plan

April 2, 2021	/s/ Mark Kochvar
Mark Kochvar
Senior Executive Vice President & Chief Financial Officer